Exhibit 99.166

DeFi Technologies Joins the Crypto Climate Accord

•	DeFi Technologies is committed to building a sustainable future for its investors, the decentralised finance ecosystem, and beyond
•	Joining the Crypto Climate Accord is part of DeFi Technologies overall ESG goals
TORONTO, Jan. 19, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralised finance, announced today it has joined the Crypto Climate Accord ("CCA").

The CCA's overall objective is to decarbonise the global crypto industry by prioritizing climate stewardship and supporting the entire crypto industry's transition to net zero greenhouse gas emissions by 2040. The CCA has two specific interim objectives:

•	Objective 1: Achieve net-zero emissions from electricity consumption for CCA Signatories by 2030.
•
Objective 2: Develop standards, tools, and technologies with CCA Supporters to accelerate the adoption of and verify progress toward 100% renewably-powered blockchains by the 2025 UNFCCC COP30 conference.

As a CCA supporter, DeFi Technologies has committed to supporting the CCA's objectives and to helping advise, develop, and scale solutions in support of the CCA.

"We are proud to join the Crypto Climate Accord as a Supporter, as part of our overall ESG strategy," said Diana Biggs, Chief Strategy Officer at DeFi Technologies. "Decentralised finance is all about building for the future, and the industry's commitment to decarbonization and clean energy are essential to making that happen. It's fantastic to see what the crypto community with CCA have achieved to date and we're looking forward to being part of that."

Learn more about DeFi Technologies at defi.tech.

About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company joining the CCA; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:
https://www.prnewswire.com/news-releases/defi-technologies-joins-the-crypto-climate-accord-301463713.html

SOURCE DeFi Technologies, Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2022/19/c7366.html

%SEDAR: 00007675E

For further information: please contact: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800- RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 19-JAN-22